UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71323 / January 16, 2014

Admin. Proc. File No. 3-15545

In the Matter of

CHINA RUITAI INTERNATIONAL
HOLDINGS CO., LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Ruitai International Holdings Co., Ltd., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to China Ruitai International Holdings Co., Ltd. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Ruitai International Holdings Co., Ltd., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *China Ruitai Int'l Holdings Co., Ltd.,* Initial Decision Rel. No. 530 (Nov. 22, 2013), 107 SEC Docket 13, 2013 WL 6145215. The stock symbol and Central Index Key number are CRUT and 0000076348 for China Ruitai International Holdings Co., Ltd.

INITIAL DECISION RELEASE NO. 530
ADMINISTRATIVE PROCEEDING
File No. 3-15545

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.	INITIAL DECISION OF DEFAULT November 22, 2013

APPEARANCE: Daniel J. Wadley, Cheryl M. Mori, and Thomas M. Melton for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent China Ruitai International Holdings Co., Ltd. (China Ruitai). The revocation is based on China Ruitai's failure to timely file required current and periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On September 30, 2013, the Commission issued an Order Instituting Administrative Proceedings (OIP) against China Ruitai, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that China Ruitai has a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and is delinquent in its current and periodic filings, in violation of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1, 13a-11, and 13a-13.

I held a telephonic prehearing conference on October 29, 2013, to address whether service of the OIP was effective on China Ruitai. The Division of Enforcement (Division) attended the prehearing conference, but China Ruitai did not. Based on the Division's evidence and representation at the prehearing conference, I found that China Ruitai was served with the OIP on October 11, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice, 17 C.F.R. § 201.141(a)(2)(ii). See China Ruitai Int'l Holdings Co., Admin. Proc. Rulings Release No. 1010 (Oct. 30, 2013), at 1. China Ruitai's Answer was due ten days after service of the OIP, or by October 21, 2013. See id. at 2; OIP at 3; 17 C.F.R. § 201.220(b).

I ordered China Ruitai to show cause on or before November 14, 2013, why this proceeding should not be determined against it due to the failure to file an Answer, appear at the prehearing conference, or otherwise defend this proceeding. See China Ruitai Int'l Holdings Co., Admin. Proc. Rulings Release No. 1010 (Oct. 30, 2013), at 2. To date, China Ruitai has not answered the OIP or shown cause.

FINDINGS OF FACT

China Ruitai is in default due to its failure to file an Answer, appear at the prehearing conference, respond to the Order to Show Cause, or otherwise defend this proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, pursuant to Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

A.   China Ruitai

China Ruitai, Central Index Key No. 0000076348, is a Delaware corporation located in Shandong in the People's Republic of China (PRC), with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. China Ruitai has not filed any current or periodic reports since it filed its September 30, 2011, Form 10-Q on November 14, 2011. The common stock of China Ruitai (symbol "CRUI") is quoted on OTC Link operated by OTC Markets Group, Inc. (formerly known as the Pink Sheets).

B.   China Ruitai's Delinquent Current and Periodic Filings

Marcum Bernstein & Pinchuk LLP (Marcum), a New York Certified Public Accounting firm with offices in the PRC was engaged as China Ruitai's independent registered public accounting firm and completed quarterly reviews for each of the first three quarters of 2011. Marcum also performed audit procedures in preparation for filing China Ruitai's December 31, 2011, Form 10-K.

As part of the December 31, 2011, audit procedures, Marcum discovered activity in possible violation of PRC law, in which China Ruitai used forged documents to obtain financing from third-party banks. The conduct resulted in the mischaracterization of a material amount of liabilities in China Ruitai's public filings as related-party obligations, while the liabilities were actually to unrelated third parties. Marcum reported the matter to China Ruitai's board on May 21, 2012, pursuant to Section 10A(b)(1) of the Exchange Act, which requires a public company's auditor to inform management that it has information indicating an illegal act has or may have occurred.

China Ruitai failed to take remedial actions, so Marcum issued a notice to China Ruitai pursuant to Section 10A(b)(2) of the Exchange Act. That notice indicated an illegal act had occurred and that failure of the company to take remedial action would warrant resignation of Marcum as China Ruitai's independent public accountant. The notice further informed China Ruitai that it was required to notify the Commission no later than one business day after it received Marcum's report, pursuant to Section 10A(b)(3) of the Exchange Act.

China Ruitai failed to report the matter to the Commission. On July 27, 2012, Marcum issued notice pursuant to Section 10A(b)(3) of the Exchange Act to both China Ruitai and the Commission. The notice contained Marcum's immediate resignation from the audit engagement. The letter further requested that the company file a Form 8-K disclosing Marcum's resignation, as required by Section 13(a) of the Exchange Act and Item 4.01 to Form 8-K. China Ruitai did not file a Form 8-K regarding Marcum's resignation.

Since Marcum resigned as China Ruitai's auditor, China Ruitai has failed to file its required periodic reports. China Ruitai's last filing was a Form NT 10-K, filed on March 30, 2012. As a result, China Ruitai is delinquent with at least its December 31, 2011, Form 10-K; March 31, 2012, Form 10-Q; June 30, 2012, Form 10-Q; September 30, 2012, Form 10-Q; December 31, 2012, Form 10-K; March 31, 2013, Form 10-Q; and June 30, 2013, Form 10-Q.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, Rule 13a-11 requires issuers to file current reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and the rules thereunder. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978). There is no genuine issue of material fact that China Ruitai failed to timely file required current and periodic reports. As a result of the foregoing, China Ruitai has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-11, and 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that fail to make required filings, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

China Ruitai's failure to file required reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The seriousness of China Ruitai's violations is further underscored by the fact that it failed to report its auditor's resignation on Form 8-K, despite being notified that its auditor had resigned following an alleged illegal act that the company failed to remedy.

The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). China Ruitai's violations are recurrent in that it repeatedly failed to file required periodic reports. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). China Ruitai is culpable because it knew, or should have known, of its obligation to file current and periodic reports. Alternatively, it is not necessary to find that China Ruitai was aware of, or intentionally ignored, its reporting obligations, as scienter is not necessary to establish grounds for revocation and the other factors strongly weigh in favor of revocation. China-Biotics, Inc., Exchange Act Release No. 70800, 2013 WL 5883342, at *10 & n.60 (Nov. 4, 2013). Finally, China Ruitai has not answered the OIP to address whether it has made any efforts to remedy its past violations and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of China Ruitai's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Ruitai International Holdings Co., Ltd., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the

Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

China Ruitai is notified that it may move to set aside the default in this case. Rule 155(b) of the Commission's Rules of Practice permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

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Cameron Elliot
Administrative Law Judge